Terry Buffalo
PO Box 998
Littleton, CO 80160
501-529-7066
Tbuffalo1@yahoo.com

December 29. 2021.

Mr Ellis Smith-Chairman of the Board
Mr. Tad Mailander-Independent Director
American Cannabis Company, Inc.
2590 Walnut Street, #6
Denver, CO 80205

Dear Mr Smith and Mr. Mailander,

This letter is to officially inform you both that I am resigning from the Board of Directors, Chief Executive Officer and Chief Financial Officer of American Cannabis Company, Inc. as of 12-31-2021 to explore other opportunities.

I would like to thank ACC and the team for providing me the opportunity to learn and grow professionally in the 6 years that I have been part of this organization.

Sincerely,

Terry Buffalo